Yukon-Nevada Gold Corp. Re-starts Production at Jerritt Canyon, Nevada

Vancouver, BC – February 6, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that it has restarted production following commissioning of a new ore dryer, fine-crushing conveying system and Distributed Control System (“DCS”) at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

A shutdown of production was initiated on January 6, 2012 in order to complete a winterization and refurbishment program which included constructing a new drying facility and reconfiguring the conveying system in fine crushing. During the shutdown, the old ore dryer was replaced with a new ore dryer closer to the front end of the circuit. In addition, a new DCS was installed for the entire plant. Commissioning of the new ore dryer, fine-crushing conveying and the DCS commenced on January 23, 2012.

Testing of the new crushing and drying installations continued from January 23, 2012 through February 1, 2012 with the first day of production with both roasters operating on February 3, 2012.

Gold production resumed January 25, 2012 and the first shipment was on January 31, 2012.

The forecast for February 2012 plant production is an average of 3,300 tons per day and production of 9,000 ounces of gold. March 2012 production is forecasted to average 3,900 tons per day with gold production of approximately 12,500 ounces (annualized run rate of 150,000 gold ounces). The milling facility is currently permitted to run at 90 tons per hour per roaster (4,320 tons per day for 24 hours operation) and recent testing has shown that air emissions are within limits at 110 tons per hour, so permission has been sought to increase roaster throughput to this level. If permission is obtained, the plan is to gradually ramp the daily production up to 4,600 tons per day by Q4 2012. As more high grade ore becomes available from continued ramp-up of the underground mines through 2012, gold production is expected to increase

Randy Reichert, Chief Operating Officer commented, “After much hard work to achieve steady state production this represents the end of a significant capital expenditure phase and a major milestone for the Company, and with the new installations running well, will lead to more consistent operations and sustained production growth at Jerritt Canyon.”

Please visit our website to view photos of the upgrades at Jerritt Canyon: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=484780

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target.

Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.